Filed by D. Boral ARC Acquisition I Corp.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934, as amended

Subject Company: Exascale Labs Inc.

(Registration No.: 333-297214)

Exascale Labs $300 Million Customer Pipeline Advancing Across AI Infrastructure and
GPU-As-A-Service Business Lines

Signs Memorandum of Understanding (“MOU”) with AI Services Company RUTILEA for Potential Development and Commercialization of up to 20MW of Data Center Capacity

Recently Announced $71.4 Million Agreement with Dimension AI Creates Multi-Year GPU-As-A-Service Revenue Opportunity

$53 Million AI Nova MOU Provides Opportunity for Near-Term AI Infrastructure Revenue

SAN FRANCISCO, July 21, 2026 – Exascale Labs Inc. (“Exascale”), a provider of next-generation AI compute infrastructure in the process of completing a business combination with D. Boral ARC Acquisition I Corp. (Nasdaq: BCAR), today announced that it is progressing on its estimated $300 million customer opportunity pipeline with a series of recently announced agreements and new memoranda of understanding (“MOUs”) intended to accelerate its revenue opportunities across its GPU-as-a-Service and AI Infrastructure business lines.

“These agreements and non-binding MOUs represent tangible progress in advancing our estimated $300 million customer opportunity pipeline into both near-term and multi-year recurring revenue,” said Hoansoo Lee, Chief Executive Officer of Exascale. “From the potential development of 20MW of data center capacity with RUTILEA and our partnership with global IT leader Compal Electronics, to the multi-year GPU-as-a-Service opportunity with Dimension AI, we are executing across both of our core business lines. These commercial developments strengthen our position as a leading modular data center and AI compute provider and give us a clear runway to commercialize our platform at scale.”

Highlights

●	Exascale signed a non-binding MOU with RUTILEA for the potential development and commercialization of 20MW of data center capacity. The parties expect to negotiate a definitive agreement, although no assurance can be given that such definitive agreement will be executed.

●	Exascale recently announced a $71.4 million three-year compute services agreement with Dimension AI, which will secure dedicated GPU compute capacity, accelerating revenue opportunities in its GPU-as-a-Service business.

●	$53 million AI Nova non-binding MOU contemplates initial orders for a starting quantity of GPU servers and related technical services. The parties expect to negotiate a definitive agreement, although there can be no assurance that such an agreement will be executed.

●	Exascale recently showcased its modular data center, HVDC, and solid-state transformer offerings alongside partner Compal Electronics at COMPUTEX Taipei 2026.

About Exascale

Exascale is a next-generation AI infrastructure provider operating an asset-light, software-defined GPU compute platform and related AI infrastructure solutions. Exascale’s core business includes GPU-as-a-Service, through which it provides reserved and on-demand access to high-performance GPU compute capacity sourced from third-party data centers globally, as well as GPU cluster management and optimization services for AI data center operators.

In addition, Exascale has developed certain modular data center, high-density cooling, HVDC power and energy storage solutions designed to address deployment bottlenecks in AI infrastructure. Exascale’s platform is purpose-built for large-scale AI workloads, including LLM training, fine-tuning, and high-concurrency inference. Exascale is in the process of completing a business combination (the “Business Combination”) with D. Boral ARC Acquisition I Corp. (Nasdaq: BCAR) (“BCAR”), pursuant to the business combination agreement between BCAR, Exascale and D. Boral ARC Merger Corporation (“Pubco”), among other parties, entered into as of January 11, 2026. For more information about Exascale, please visit: https://www.exascalelabs.ai.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “can,” “continue,” “could,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “will,” and similar expressions. These statements include, without limitation, statements regarding the proposed Business Combination, the expected timing and completion of the Business Combination. They also include statements regarding AI infrastructure technologies, the expected demand for AI compute infrastructure, Exascale’s market positioning, and its business strategy, partnerships, and growth.

This press release also includes statements regarding Exascale’s MOUs. Such MOUs are non-binding expressions of the parties’ current intentions, except as expressly provided therein, and are subject to the negotiation and execution of definitive agreements, the satisfaction of applicable conditions, and other risks and uncertainties. There can be no assurance that any definitive agreements will be entered into or that the transactions or commercial arrangements contemplated by such MOUs will be consummated or implemented on the terms described herein, or at all.

These statements are based on current expectations and assumptions, and involve risks and uncertainties that could cause actual results or events to differ materially, including, among others, the ability to complete the Business Combination and satisfy closing conditions, changes in customer demand, supply constraints for GPUs and related infrastructure components, competitive pressures, technological risks, operational performance, regulatory changes, and macroeconomic factors.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results contained in or implied by these forward-looking statements. There may be additional risks that neither BCAR, Pubco nor Exascale presently know or can anticipate or that BCAR, Pubco and Exascale currently believe are immaterial that could also cause actual results to differ materially from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect BCAR’s, Exascale’s and Pubco’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAR, Exascale and Pubco anticipate that subsequent events and developments will cause BCAR’s, Exascale’s and Pubco’s assessments to change. However, while BCAR, Exascale and Pubco may elect to update these forward-looking statements at some point in the future, BCAR, Exascale and Pubco specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by BCAR. Readers are cautioned not to place undue reliance upon any forward-looking statements.

Additional Information

BCAR, Exascale and Pubco have filed relevant materials with the SEC, including a Registration Statement on Form S-4, which includes the Proxy Statement of BCAR and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive Proxy Statement and other relevant documents have been mailed to shareholders of BCAR as of a record date established for voting on the proposed Business Combination. SHAREHOLDERS OF BCAR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BCAR’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAR, EXASCALE, PUBCO AND THE BUSINESS COMBINATION. Shareholders can obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to: D. Boral ARC Acquisition I Corp., 10 East 53rd Street, Suite 3001, New York, NY 10022; or Exascale Labs Inc., 820 Gessner Road, Suite 332 Houston, TX 77024.

Participants in the Solicitation

Exascale, BCAR and Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from BCAR’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of BCAR’s and/or Pubco’s securities are contained in the Registration Statement and the Proxy Statement. Information about BCAR’s directors and executive officers is also available in BCAR’s filings with the SEC. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact

Nick Hresko-Staab
KCSA Strategic Communications
Exascale@KCSA.com

Media Contact

Hannah Erger
KCSA Strategic Communications

Exascale@KCSA.com

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